                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                             Capital Re Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   140432 10 5
             ------------------------------------------------------
                                 (CUSIP Number)


          Philip R. Halverson, Minnesota Power, Inc., 30 W Superior St,
                     Duluth, MN 55802-2093, (218) 723-3964
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 March 19, 1999
             ------------------------------------------------------
              (Date of Event which Requires Filing this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 1 of 3
CUSIP NO. 140432 10 5

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1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Minnesota Power, Inc.
              4100418150

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS *
              WC

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      / /
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota

--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                                 7,091,480
   NUMBER
  OF SHARES              -------------------------------------------------------
BENEFICIALLY             8   SHARED VOTING POWER
    OWNED                        -0-
   BY EACH
  REPORTING              -------------------------------------------------------
   PERSON                9   SOLE DISPOSITIVE POWER
    WITH                         7,091,480

                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                                 -0-

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,091,480

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                         / /
       EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            22.2%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *
            CO

              This Schedule 13D consists of 3 pages and 1 exhibit.

                                                                     Page 2 of 3
Item 2.    Identity and Background

           The attached Exhibit A amends the Exhibit A to the Amendment No. 1 of the original Schedule 13D filed by Minnesota Power, Inc. (Minnesota Power) with respect to purchase of the common stock of Capital Re Corporation (Common Stock) by adding information related to new executive officers and directors. Each director and executive officer is a citizen of the United States of America (with the exception of James P. Hallett who is a foreign executive working in this country under an I-485 visa which allows permanent residence and employment in the United States) and, in the last five years, has not been subject to proceedings described in paragraphs (c) and (d) above. As of the date hereof, no director or executive officer is the beneficial owner of Common Stock or is party to any agreements or arrangements with respect thereto. Minnesota Power is purchasing Common Stock on behalf of and in the name of its wholly owned subsidiary, MP Investments, Inc., a Delaware corporation formed to manage certain investments. No person, other than Minnesota Power as its sole shareholder, has the power to affect the policies of MP Investments, Inc.

Item 3.    Source and Amount of Funds or Other Consideration

           $9,572,250.50 has been expended from Minnesota Power's working capital to purchase the Common Stock as described under Item 5(c) below.

Item 5.    Interest in Securities of the Issuer

           (a)  Aggregate number of shares of Common Stock owned
                 indirectly by Minnesota Power and directly by
                 MP Investments, Inc.                               7,091,480
                Percent of Common Stock outstanding                     22.2%

           (b)  Sole power to vote                                  7,091,480
                Shared power to vote                                      -0-

                Sole power to dispose                               7,091,480
                Shared power to dispose                                   -0-

           (c)  Transactions  in the  Common Stock effected by Minnesota
                Power during the past 60 days are described below. The prices per share are exclusive of brokerage fees. All transactions were through a broker and executed on the New York Stock Exchange:

                                             Number of
                  Date of Transaction     Shares Purchased      Price Per Share
                -----------------------  ------------------    -----------------
                   February 26, 1999           20,000              $16.2500
                   March 1, 1999                2,000              $16.7500
                   March 1, 1999               35,000              $17.3036
                   March 2, 1999                5,000              $18.0840
                   March 3, 1999               10,000              $18.1250
                   March 4, 1999               10,000              $18.5813
                   March 5, 1999               10,000              $18.6250
                   March 8, 1999                9,300              $18.6250
                   March 9, 1999               50,000              $19.0000
                   March 10, 1999              12,200              $19.0000
                   March 12, 1999              24,700              $15.7500
                   March 18, 1999             105,000              $16.6101
                   March 19, 1999              47,800              $16.6695
                   March 22, 1999               4,500              $16.4097
                   March 23, 1999             214,500              $16.6875

                                                                     Page 3 of 3
           (d)  Not applicable.

           (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships to Securities of the Issuer

           In December 1998 Minnesota Power transferred all shares of Common Stock to its newly formed wholly owned subsidiary MP Investments, Inc. MP Investments, Inc. was established to own and manage certain securities, including an equity ownership in Capital Re Corporation.



Signature

           After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


           March 24, 1999                          Minnesota Power, Inc.
----------------------------------
                Date

                                           By:        Philip R. Halverson
                                               ---------------------------------
                                                      Philip R. Halverson
                                                Vice President, General Counsel
                                                         and Secretary



           March 24, 1999                           MP Investments, Inc.
----------------------------------
                Date

                                           By:          David G. Gartzke
                                               ---------------------------------
                                                        David G. Gartzke
                                                       Chairman and Chief
                                                        Executive Officer

                                                                       Exhibit A

Directors and Executive Officers of Minnesota Power

Name                         Title at Minnesota Power                Principal Occupation/Business Address

Kathleen A. Brekken          Director                                President & CEO
                                                                     Midwest of Cannon Falls
                                                                     32057 - 64th Avenue, POB 20
                                                                     Cannon Falls, MN  55009-0020

George L. Mayer              Director                                President
                                                                     Manhattan Realty Group
                                                                     178 Myrtle Boulevard, Suite 103
                                                                     Larchmont, NY  10538-2035

Nick Smith                   Director                                Chairman
                                                                     Fryberger, Buchanan, Smith & Frederick, PA
                                                                     700 Lonsdale Building
                                                                     Duluth, MN  55802-1863

Bruce W. Stender             Director                                President & CEO
                                                                     Labovitz Enterprises
                                                                     880 Missabe Building
                                                                     227 W First Street
                                                                     Duluth, MN  55805-1913

John Cirello                 Executive Vice President, and           MP Water Resources Group, Inc.
                             President and Chief Executive           PO Box 609089
                             Officer -- MP Water Resources           Orlando, FL  32860-9529
                             Group, Inc.

Donnie R. Crandell           Executive Vice President and            Lehigh Corporation
                             President -- MP Real Estate             226 East Joel Boulevard
                             Holdings, Inc.                          Lehigh, FL  33972-5295

Robert D. Edwards            Executive Vice President and            Minnesota Power, Inc.
                             President -- MP Electric                30 West Superior Street
                                                                     Duluth, MN  55802-2093

Brenda J. Flayton            Vice President -- Human                 Minnesota Power, Inc.
                             Resources                               30 West Superior Street
                                                                     Duluth, MN  55802-2093

John E. Fuller               Executive Vice President, and           Automotive Finance Corporation
                             President and Chief Executive           Two Parkwood Crossing
                             Officer -- AFC                          310 East 96th Street, Suite 300
                                                                     Indianapolis, IN  46240-3736

David G. Gartzke             Senior Vice President -- Finance        Minnesota Power, Inc.
                             and Chief Financial Officer             30 West Superior Street
                                                                     Duluth, MN  55802-2093



                                                           Exhibit A (continued)
Directors and Executive Officers of Minnesota Power

Name                         Title at Minnesota Power                Principal Occupation/Business Address

James P. Hallett             Executive Vice President, and           ADESA Corporation
                             President and Chief Executive           Two Parkwood Crossing
                             Officer -- ADESA                        310 East 96th Street, Suite 400
                                                                     Indianapolis, IN  46240-3736

Philip R. Halverson          Vice President, General Counsel         Minnesota Power, Inc.
                             and Secretary                           30 West Superior Street
                                                                     Duluth, MN  55802-2093

David P. Jeronimus           Vice President -- Environmental         Minnesota Power, Inc.
                             Services                                30 West Superior Street
                                                                     Duluth, MN  55802-2093

James A. Roberts             Vice President -- Corporate             Minnesota Power, Inc.
                             Relations                               30 West Superior Street
                                                                     Duluth, MN  55802-2093

Edwin L. Russell             Chairman, President, Chief              Minnesota Power, Inc.
                             Executive Officer and Director          30 West Superior Street
                                                                     Duluth, MN  55802-2093

Mark A. Schober              Controller                              Minnesota Power, Inc.
                                                                     30 West Superior Street
                                                                     Duluth, MN  55802-2093

James K. Vizanko             Treasurer                               Minnesota Power, Inc.
                                                                     30 West Superior Street
                                                                     Duluth, MN  55802-2093

Claudia Scott Welty          Vice President -- Information           Minnesota Power, Inc.
                             Technology                              30 West Superior Street
                                                                     Duluth, MN  55802-2093

                                                           Exhibit A (continued)
Directors and Executive Officers of MP Investments, Inc.
Name                         Title at MP Investments, Inc.           Business Address

David G. Gartzke             Director, Chairman and                  Minnesota Power, Inc.
                             Chief Executive Officer                 30 West Superior Street
                                                                     Duluth, MN 55802-2093

Philip R. Halverson          Vice President, General Counsel         Minnesota Power, Inc.
                             and Secretary                           30 West Superior Street
                                                                     Duluth, MN 55802-2093

Jeffrey F. Stuermer          Vice President and Treasurer            Minnesota Power, Inc.
                                                                     30 West Superior Street
                                                                     Duluth, MN 55802-2093

James K. Vizanko             Director and                            Minnesota Power, Inc.
                             Chief Financial Officer                 30 West Superior Street
                                                                     Duluth, MN 55802-2093